SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notified the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  PLAIC Variable Annuity Account S

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2801 Highway 280 South

Birmingham, AL 35223

Telephone Number (including area code):

(205) 268-1000

Name and Address of Agent for Service of Process:

Brad Rodgers

Protective Life Insurance Company

2801 Highway 280 South

Birmingham, AL 35223

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.

Yes ☒    No ☐

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Birmingham and State of Alabama on this 22nd day of July, 2020.

PLAIC Variable Annuity Account S
By Protective Life Insurance Company

By:	/s/Richard J. Bielen
Richard J. Bielen
President and Chief Executive Officer

Attest:

/s/Brad Rodgers
Brad Rodgers
Vice President and Senior Counsel